OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

MIRANDA GRANTS OPTIONS

Vancouver, BC, Canada –September 24, 2012 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) reports that the Directors granted stock options to directors, officers, employees and consultants on 1,575,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.305 per share, which price is the last closing price of the Company’s shares prior to the date of grant.  The options granted will vest 50% immediately, and 50% in twelve months from date of grant.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential.  Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk.  Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.